Exhibit 99.1

BY-LAW NO. 1
A by-law relating generally
to the transaction of the
business and affairs of

Talisman Energy Inc.

(hereinafter referred to as the "Corporation")

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BY-LAW NO. 1

TABLE OF CONTENTS

PART 1 – INTERPRETATION - 3

PART 2 – BUSINESS OF THE CORPORATION   4

PART 3 – MEETINGS OF SHAREHOLDERS   5

PART 4 – MEETINGS OF DIRECTORS   6

PART 5 – OFFICERS   7

PART 6 – INDEMNIFICATION   8

PART 7 – NOTICES   8

PART 8 – EFFECTIVE DATE AND REPEAL   9

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BY-LAW NO. 1

A By-law Relating Generally to the transaction of the Business and Affairs of Talisman Energy Inc.

PART 1
INTERPRETATION

1.1	Definitions

In this by-law, unless the context otherwise requires:

(a)
“Act” means the Canada Business Corporations Act, Revised Statutes of Canada, 1985, chapter C-44, as amended from time to time and any Act that may be substituted therefor, including the regulations under the Act, as amended from time to time;

(b)	“articles” means the articles of the Corporation as from time to time amended or restated;

(c)	“board” means the board of directors of the Corporation;

(d)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Corporation” means Talisman Energy Inc.; and

(f)	“meeting of shareholders” means and includes an annual meeting of shareholders and a special meeting of shareholders.

Except as otherwise noted, terms, words and expressions used herein, unless otherwise defined herein, or the context otherwise requires, shall have the same meaning herein as defined in the Act.

1.2	Number and Gender

Words importing the singular number include the plural and vice versa.  Words importing any gender include any other gender.  Words importing persons include individuals, partnerships, associations, bodies corporate, trustees, executors, administrators and legal representatives and any number or aggregate of persons.

1.3	Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.4	Invalidity of any Provision of this By-Law

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

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PART 2
BUSINESS OF THE CORPORATION

2.1	Corporate Seal

The Corporation shall have a corporate seal which shall bear the name of the Corporation and shall otherwise be as the board may from time to time determine.

2.2	Financial Year

The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

2.3	Execution of Instruments

Documents requiring execution by the Corporation may be signed, either manually or by facsimile or electronic signature by two separate individual persons:

(a)	one of which shall be the Chief Executive Officer, the President, an Executive Vice-President, a Senior Vice-President, or a director; and

(b)	the other which shall hold any of the positions set forth in paragraph (a) or shall be the Corporate Secretary or an Assistant Corporate Secretary.

All documents so signed shall be binding upon the Corporation without any further authorization or formality.  Notwithstanding the foregoing, the board is authorized from time to time by resolution to appoint, either generally or pursuant to a power of attorney, any person or persons on behalf of the Corporation to sign and deliver documents manually or by facsimile or electronic signature all as permitted by the Act and any such documents contemplated by such resolution or power of attorney shall be executed only as contemplated by that resolution.   Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures.  The term "documents" as used in this by-law shall include contracts, cheques, drafts or orders for the payment of money, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, agreements, written resolutions, proxies, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, real or personal, moveable or immovable, including specifically but without limitation, transfers and assignments of shares, stocks, warrants, bonds, debentures or other securities and all other paper writings or electronic writings as permitted by the Act.

2.4	Interest of Directors and Officers Generally in Contracts

No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or transaction entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be rendered invalid nor shall any director or officer so contracting or being so interested be accountable to the Corporation or its shareholders for any profit realized from the contract or transaction because of the director's or officer's interest in the contract or transaction or because the director was present or counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, provided that the director or officer shall have complied with the provisions of the Act.

PART 3
MEETINGS OF SHAREHOLDERS

3.1	Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the articles or the Act.  Any other person may be permitted to attend a meeting of shareholders by the Chairman of the meeting or with the consent of the meeting.

3.2	Chairman of Meetings of Shareholders

The Chairman of the board, if any, shall preside as Chairman at all meetings of the shareholders of the Corporation.  In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the shareholders of the Corporation, the first mentioned of such of the following officers as have been appointed and who is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President.  In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer or President are absent, or are unable or refuse to act as Chairman, the persons who are present and entitled to vote at the meeting shall choose another director as Chairman of the meeting and if no director is present or if all of the directors present decline to take the chair then the persons who are present and entitled to vote shall choose one of their number to be Chairman.

3.3	Secretary of Meetings of Shareholders

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of shareholders and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose.  The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of shareholders and shall perform such other duties as may be prescribed by the board.

3.4	Meetings by Electronic or Other Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting.

3.5	Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting and other similar means, if the Corporation has made available such communication facilities and provided that the Chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting.

3.6	Quorum

A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if at least two persons are present in person or represented by proxy who are entitled to vote issued shares of the Corporation representing, in the aggregate, not less than twenty-five per cent of the votes entitled to be cast at the meeting.

3.7	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or the Act, be determined by a majority of the votes cast on the question.

3.8	Voting

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or if the Corporation has made available such communication facilities, by signifying by telephonic, electronic or other means of communication, or by a combination thereof, except where a ballot thereon is required by the Chairman or demanded by any person entitled to vote at the meeting.  Upon a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof, every person who is present and entitled to vote shall have one vote.

3.9	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the Chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present in person, by telephonic, electronic or other means of communication or by a combination thereof, and entitled to vote, shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

PART 4
MEETINGS OF DIRECTORS

4.1	Calling and Notice of Meetings

Meetings of the board shall be held at such time and place and on such day as the Chairman of the board, the Chief Executive Officer, the President who is also a director, or an Executive Vice-President who is also a director, or any two directors may determine.  Notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held, unless otherwise waived in accordance with the Act, and may be delivered personally or may be given by mail, facsimile or other electronic means of communication. Each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board was elected.

4.2	Chairman of Meetings of Directors

The Chairman of the board, if any, shall preside as Chairman at all meetings of the board.  In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the board, the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President.  In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer and President are absent, or are unable or refuse to act as Chairman, the directors who are present shall choose another director as Chairman of the meeting.

4.3	Secretary of Meetings of Directors

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of the board and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose, and shall perform like duties for any committee when required.  The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of the board and shall perform such other duties as may be prescribed by the board.

4.4	Meetings by Electronic or Other Means

Subject to the Act, a director may participate in a meeting of directors or of a committee of directors, by means of telephone, electronic or other communications facilities that permit all persons participating in the meeting to adequately communicate with each other during the meeting.

4.5	Quorum

Subject to any requirements under the Act requiring resident Canadian directors to be present at any meeting of the board, five of the directors then in office and in attendance shall constitute a quorum for the transaction of business at any meeting of the board.

4.6	Votes to Govern

All board matters requiring a resolution of the directors shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

PART 5
OFFICERS

5.1	Appointment, Powers and Duties

The board may appoint such officers as it deems appropriate from time to time. Every officer shall have such powers and duties as the board may prescribe from time to time, as permitted by the Act.

5.2	Remuneration

The remuneration of any officers appointed by the board may be determined from time to time by the board or by any committee of the board established for that purpose.  In the absence of any such determination, the remuneration of officers appointed by the board shall be determined from time to time by either of the Chief Executive Officer or the President.

PART 6
INDEMNIFICATION

6.1	Indemnity and Insurance

Subject to the limitations contained in the Act, but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer of another entity to the fullest extent permitted by the Act or otherwise by law.  The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person. Subject to the limitations contained in the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

PART 7
NOTICES

7.1	Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s record address or if mailed to such person at such record address by prepaid mail or if sent to such person at such record address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the board (collectively, the “addressee”) has consented, pursuant to the Act, to receive the notice in such form.

7.2	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

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7.3	Omissions and Errors in Notices

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

7.4	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

PART 8
EFFECTIVE DATE AND REPEAL

8.1	Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

8.2	Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the board the 4th day of March, 2009.

"John A. Manzoni"
President and Chief Executive Officer

"Robert R Rooney"
Executive Vice-President, Legal
   and General Counsel

CONFIRMED by the shareholders in accordance with the Act the 29th day of April, 2009.

"Robert R Rooney"
Executive Vice-President, Legal
   and General Counsel

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